Insider transaction detail - View details for insider

Transactions sorted by	: Insider
Insider family name	: Chase ( Starts with )
Given name	: Geoffrey ( Starts with )
Filing date range	: June 11, 2008 - June 11, 2008
Equity securities	: Common Shares

Insider name:	Chase, Geoffrey Charles

Legend:	O - Original transaction, A - First amendment to transaction, A' - Second amendment to transaction, AP - Amendment to paper filing, etc.

Insider's Relationship to Issuer: 1 - Issuer, 2 - Subsidiary of Issuer, 3 - 10% Security Holder of Issuer, 4 - Director of Issuer, 5 - Senior Officer of Issuer, 6 - Director or Senior Officer of 10% Security Holder, 7 - Director or Senior Officer of Insider or Subsidiary of Issuer (other than in 4,5,6), 8 - Deemed Insider - 6 Months before becoming Insider.

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance

Issuer name: TransGlobe Energy Corporation
Insider's Relationship to Issuer: 4 - Director of Issuer
Security designation: Common Shares
1224544	2008-06-06	2008-06-11	Direct Ownership :	90 - Change in the nature of ownership	-15,000		92,500

1224555	2008-06-06	2008-06-11	Direct Ownership :	10 - Acquisition or disposition in the public market	-14,100	5.1000	78,400

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance

1224560	2008-06-06	2008-06-11	Direct Ownership :	10 - Acquisition or disposition in the public market	-400	5.1200	78,000

1224567	2008-06-06	2008-06-11	Direct Ownership :	10 - Acquisition or disposition in the public market	-100	5.1300	77,900

1224578	2008-06-06	2008-06-11	Direct Ownership :	10 - Acquisition or disposition in the public market	-400	5.1500	77,500